UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Technical Report on the

Mineral Reserve Update

for the

Dolores Property,

Chihuahua, Mexico

Effective September 7, 2006,

Revised November 7, 2006

An internally prepared, NI 43-101 format report.

Minefinders Corporation Ltd.

Prepared By:

Shaun Ball, M.Sc., Mining Engineer

Tench Page, M.Sc., VP Exploration

Mark H. Bailey, MSc., P.Geo , QP

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TABLE OF CONTENTS

1.0	TITLE PAGE	1
2.0	TABLE OF CONTENTS	2
3.0	SUMMARY	5
4.0	INTRODUCTION AND TERMS OF REFERENCE	8
5.0	RELIANCE ON OTHER EXPERTS	10
6.0	PROPERTY DESCRIPTION AND LOCATION	10
7.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES,
	INFRASTRUCTURE AND PHYSIOGRAPHY	10
8.0	HISTORY	10
9.0	GEOLOGICAL SETTING	10
10.0	DEPOSIT TYPES	10
11.0	MINERALIZATION	11
12.0	EXPLORATION	11
13.0	DRILLING	11
14.0	SAMPLING METHOD AND APPROACH	12
15.0	SAMPLE PREPARATION, ANALYSES AND SECURITY	12
	15.1 QA/QC	13
	15.2 Standards	13
	15.3 Blanks	14
	15.4 Duplicates	15
	15.5 Discussion	19
16.0	DATA VERIFICATION	19
17.0	ADJACENT PROPERTIES	19
18.0	MINERAL PROCESSING AND METALLURGICAL TESTING	20
19.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES
	19.1 MINERAL RESOURCE ESTIMATES	21
	19.1.1 Sample database	22
	19.1.2 Compositing	23
	19.1.3 Capping of high grades	23
	19.1.4 Gold equivalence	24
	19.1.5 Geostatistics	24
	19.1.6 Solid models	29
	19.1.7 Block model	30
	19.1.8 Grade estimation methodology	31
	19.1.9 Bulk density	31
	19.1.10 Block model validation	32
	19.1.11 Mined-out volumes	33
	19.1.12 Classification	33
	19.1.13 Cut-off grade	34
	19.1.14 Mineral resources report	35
	19.2 MINERAL RESERVE ESTIMATES	37
	19.2.1 Pit Design	37
	19.2.2 Reserves Definition	40
	19.2.3 Mining Phases	41
	19.2.4 Mine Production Schedule	41

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20.0	OTHER RELEVANT DATA AND INFORMATION			43
21.0	INTERPRETATION AND CONCLUSIONS			43
22.0	RECOMMENDATIONS			44
23.0	REFERENCES			45
24.0	DATE			46
25.0	DEVELOPMENT PROPERTY INFORMATION			47
	25.1	Mining Operations		47
		25.1.1	Equipment Selection and Requirements	48
		25.1.2	Mine Personnel	50
	25.2	Recoverability		51
	25.3	Markets		52
	25.4	Contracts		52
	25.5	Environmental Considerations		52
	25.6	Taxes		53
	25.7	Capital and Operating Cost Estimates		57
	25.8	Economic Analysis		57
	25.9	Payback		58
	25.10	Mine Life		58
26.0	ILLUSTRATIONS
26.1	Location Map	59
26.2	Access Road Map	60
26.3	Concessions Map	61
26.4	Geologic Map	62

APPENDIX A: Histograms and Probability Plots	63
APPENDIX B: Variography	66

LIST OF TABLES

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Table 25.2 – Mine Major and Support Equipment Selection (Snowden)	49
Table 25.3 – Plant Support Equipment Selection	50
Table 25.4 – Summary of Mine Manpower Requirements (Snowden Fleet Basis)	51
Table 25.5 – Recoveries by Ore Type	51
Table 25.6 – Capital Costs Summary	55
Table 25.7 – Operating Cost Summary by Section	56
Table 25.8 – Operating Cost Summary by Area	56

LIST OF FIGURES

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3.0 SUMMARY

The Dolores Project (“the Project”), located in the Sierra Madre Occidental Range in western Chihuahua near the border with the state of Sonora, is being developed as an open pit heap leach gold and silver mine by Minefinders Corporation Ltd. through its wholly-owned subsidiary Compania Minera Dolores, S.A. de C.V. (CMD).

Minefinders acquired the rights in 1994 to explore and exploit seven concessions totaling some 1,920 hectares. The property was transferred to CMD in 1996. CMD also owns two additional concessions in the area to bring their total holdings to approximately 27,700 hectares. Minefinders through CMD controls 100% of the Project.

The Project is approximately located at UTM coordinates 3,200,000 N, 736,000 E, near the western border of Chihuahua state in northern Mexico, approximately 250 kilometers west of the city of Chihuahua, 250 kilometers east of the city of Hermosillo, Sonora, and about 90 kilometers north of the town of Yepachi.

Regional geology is dominated by caldera-related, large volume rhyolitic ash flow tuffs of Oligocene age known as the Upper Volcanic Series. The Upper Series overlies the andesite flows and felsic volcanic and volcaniclastic rocks of the Lower Volcanic Series. Thin basalt flows and late Tertiary conglomerates are typically basin fill material and are usually found within large canyons and deep basins although some thin basalt flows can be found on top of the volcanic series. Latite dikes and sills intrude the Lower Volcanic Series. Additional details on geology can be found in the Company’s Technical Report filings on SEDAR.

Gold and silver mineralization has been found over a 4,000 meter by 1,000 meter strike area and at depths of over 600 meters. Mineralization is generally related to a series of regional NNW trending structures. High-grade mineralization is associated with hydrothermal breccias and stockworks along these structures ranging in widths from 5 to 10 meters and grading from 5 to more than 100 g/t gold and 100 to 1000 g/t silver. Lower-grade mineralization forms a halo around the high-grade zones, extending outwards up to 50 meters from the high-grade feeder structures. Epithermal, low sulfidation fluids deposited quartz-adularia with gold and silver mineralization into structurally prepared andesite and latite volcanic rocks.

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Detailed descriptions of the geologic setting, mineralization, deposit type and exploration can be found in previously filed technical reports per Form 43-101F Technical Report instructions.

In May 2006, Minefinders announced an updated resource estimation consistent with previous audited resource estimations for the Dolores deposit, in order to incorporate new drill results into the resource model. In June 2006 the Company presented a non-independent technical report in the format of NI 43-101 in an effort to provide complete and up-to date information for our stakeholders. (This reported resource will be referred to as the June 2006 resource.)

This technical report is intended to update the reserve estimation for the property based on the updated resource information. The economics parameters used for reserve estimation, including pit design parameters and all cost parameters are consistent with those used in the previously filed NI 43-101 report as established by KCA (Kappes Cassiday and Associates), and the various other consulting engineering firms.

Mineralization is related to a series of 330° trending structures, dipping –60° West to vertical. The higher-grade mineralization is associated with hydrothermal breccias along the structures. Lower grade mineralization forms a halo around the high-grade zones.

Substantial metallurgical testwork has been carried out as part of an extensive feasibility study and engineering review. Recoveries for the heap leach are estimated to be 56% to 79% for Au and 46% to 71% for Ag.

Sampling and core logging procedures used by Minefinders are carried out according to standard industry practice, and have been extensively and favorably reviewed by independent auditing engineering firms.

Minefinders has a QA/QC protocol, designed by an independent geochemist consultant and refined over several years, which includes the addition of standards and blanks into the assay stream, along with typical laboratory check assay procedures. The QA/QC protocols have been reviewed favorably by several auditing engineering firms. The drill database for the Dolores project is maintained digitally in industry-standard Gemcom Software, and has been extensively reviewed by independent engineering firms.

In the June 2006 report, Minefinders discussed an update to the October 2004 Mineral resource estimate for the Dolores project. The techniques and parameters used for this estimate were identical in all respects with the October 2004 resource estimate audited by Roscoe Postle Associates (RPA), with the following exceptions:

•	The drill database includes 97 additional drillholes completed after the close of the database for the October 2004 resource.
•	The solids models were updated to account for the additional drilling.
•	The vertical extent of the block model was extended an additional 100 meters, from the original 1800 through 1100 meters elevation down to 1800 through 1000

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meters elevation, to include deep drilling within the breccia pipe area.

The estimate was carried out using a block model constrained by 3D solids constructed with Gemcom software. Block grade estimation was performed using inverse distance to the fifth power weighting (ID5). Composites were capped to 30 g/t Au and 1,000 g/t Ag prior to grade estimation. Average density used for tonnage estimation was 2.55 t/m3. For the purpose of geological modeling and application of a cut-off grade, Au and Ag grades were rendered into a Au equivalent grade (AuEq) calculated at a Au:Ag ratio of 1:75.

Solid models based on AuEq grade and structural interpretation were constructed in Gemcom and used to constrain the grade estimation. Two sets of solids were generated: one for the high-grade zone of good structural preparation and, and the other representing a lower grade microstructure and alteration halo around the high-grade zones. Nominal cut-offs of 0.2 g/t AuEq for the low-grade zones and 1.0 g/t AuEq for the high-grade zones were used. Grade was interpolated into the blocks using inverse distance to the fifth power weighting (ID5). The maximum search distances as determined by variograms were 150 m in the strike direction (150°-330°), 120 m up and down dip (-85° southwest), and 60 m across strike. Searches were limited to a minimum of 3 and maximum of 8 composites for each block, and maximum of 2 composites from any one drillhole.

According to the Roscoe Postle Associates 2004 audit of the resource modeling, the ID5 block model provides a reasonable estimate of Mineral Resources at Dolores. (RPA 2004)

The criterion used for applying resource classification was the anisotropic distance to the nearest composite. Blocks within 17.5 m of the nearest composite were assigned to the measured category. Indicated blocks are those between 17.5 m and 35 m from a composite, while Inferred blocks are between 35 m and 90 m from the nearest composite. This classification was based on high-grade indicator variography by engineers from Pincock, Allen and Holt (PAH 2002), and was determined to be appropriate and reasonable upon review by RPA (RPA 2004).

The updated June 2006 estimated measured and indicated resources at Dolores at a 0.3 gpt cutoff are 118.4 million tonnes containing 3.06 million ounces of gold and 149 million ounces of silver. Inferred resources are estimated at 33.8 million tonnes containing 667,000 ounces of gold and 27.7 million ounces of silver.

RPA (RPA 2004) stated the opinion that the techniques used for estimation of the Mineral Resource estimate meets the definitions of Measured, Indicated and Inferred Mineral Resources as stated by NI 43-101 and defined by the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines as adopted by the CIM Council on November 14, 2004. The June 2006 resource has not been audited by an independent party, but the techniques employed are wholly consistent with those used in the previously audited resource.

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An updated mine plan was generated based on the June 2006 resource model. The work used Whittle mine planning software to determine optimum pit shells based on the new resource model and the KCA economics parameters. Engineered pit plans based on optimized pit shells were generated using mine planning and pit road design parameters consistent with those used in previous work.

The total estimated proven and probable reserves are 99.8 million tonnes at a 0.76 gpt gold and 39.7 gpt silver grade using a cutoff grade of 0.30 gpt gold equivalent. The current mining plans calls for a 14 year mine life using a cut over grade of 0.50 gpt gold equivalent, processing of 85.8 million tonnes of ore, and stockpiling 14.0 million tonnes of the lower grade material for possible future processing.

While there is a measurable increase in the contained reserves for the Dolores Project, Minefinders does not feel that this constitutes a material change in the economics of the Dolores project. There is no change proposed for the overall mine capitalization, as the annual material movements and material processing remain unchanged, no significant change expected in the process or mining costs due to the resource update, and there is no significant change to the overall plan of the mine operation. The continued updating and improvement of the reserve estimation model is a natural progression in the development of the Dolores deposit.

The 2006 resource update, the 2006 mine plan and associated material movement schedules are a necessary and proper part of ongoing mine planning, but have a smaller impact on overall economics of the project than external factors such as changes in metals prices. It is recommended that the Company continue with its optimization efforts during mine construction and that it complete an updated mine plan with economic model and financial analysis prior to initiating production. It is also recommended that the Company continue with its exploration efforts on the property to ascertain the potential of the underground mineralization and adjacent zones to become resources and ultimately reserves.

4.0 INTRODUCTION AND TERMS OF REFERENCE

Minefinders Corporation initiated this report as a follow-up to the Sedar filed 43-101 reports completed by KCA in March of 2006 and by the Company in June 2006.

The resource estimation used for this report is the June 2006 model, which includes the results of data from 97 additional drillholes, adjustment to the solids model to account for new drill data, and an adjustment to the block model dimensions to accommodate additional drilling, but is otherwise technically identical to the estimation referred to in the 2004 RPA report and the March 2006 KCA report

Information contained in this report is derived from several sources. Geochemical data used in preparation of the resource calculation comes from Chemex Laboratories and Inspectorate Laboratories. Metallurgical data was generated by McClelland Laboratories, and compiled by M3 and Kappes Cassiday & Associates.

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Tench Page, MSc., VP Exploration, and Shaun Ball, MSc., mining engineer, were principal preparers of this report and last visited the Dolores Property on June 14, 2006 for three days. Mark H. Bailey, MSc., P.Geol., President, CEO and a director of Minefinders and the Qualified Person with overall responsibility for this report has reviewd and verified the data presented in this report and all Minefinders reporting, and has visited the property on numerous occasions, beginning in 1994, with the last visit on June 14, 2006 for three days.

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5.0 DISCLAIMER, RELIANCE ON EXPERTS

Minefinders personnel rely on the professional opinions, estimations, and analyses of various contractors and subcontractors for data pertinent to this report. While we make every effort to examine these analyses critcally, errors or omissions from the parties could materially impact the resource or reserve estimations for the project, and could materially affect the economic analyses presented herein.

6.0 PROPERTY DESCRIPTION AND LOCATION

Property Description and Location can be found in M3’s Technical Report, which was filed on Sedar on 27 July 2005. Per Form 43-101F Technical Report instructions, this section is not required to be included if it is part of a previously filed Technical Report and if the information contained therein has not changed.

7.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Information on the Accessibility, Climate, Local Resources, Infrastructure, and Physiography can be found in M3’s Technical Report. Per Form 43-101F Technical Report instructions, this section is not required to be included if it is part of a previously filed Technical Report and if the information contained therein has not changed.

8.0 HISTORY

The section on History can be found in M3’s Technical Report. Per Form 43-101F Technical Report instructions, this section is not required to be included if it is part of a previously filed Technical Report and if the information contained therein has not changed.

9.0 GEOLOGICAL SETTING

The geological setting can be found in M3’s Technical Report. Per Form 43-101F Technical Report instructions, this section is not required to be included if it is part of a previously filed Technical Report and if the information contained therein has not changed.

10.0 DEPOSIT TYPES

The section on Deposit Types can be found in M3’s Technical Report. Per Form 43- 101F Technical Report instructions, this section is not required to be included if it is part of a previously filed Technical Report and if the information contained therein has not changed.

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11.0 MINERALIZATION

The section on Mineralization can be found in M3’s Technical Report. Per Form 43- 101F Technical Report instructions, this section is not required to be included if it is part of a previously filed Technical Report and if the information contained therein has not changed.

12.0 EXPLORATION

During 1994 and 1995 Minefinders initiated preliminary mapping and sampling to evaluate the property. Since 1995 the property has undergone significant exploration and work has included more than 13,000 surface and underground rock chip samples. Detailed geological mapping covered six km2 and reconnaissance-level mapping and sampling were expanded over an additional 12 km2. Geophysical surveys included 14.9 km of Induced Polarization, resistivity, and magnetic surveys. Drilling programs totaling more than 660 drill holes and 162,000 meters of drilling have been completed on the project. Exploration is an ongoing process and results are incorporated into the deposit model as they are acquired. The basic ongoing exploration program for the Project has not changed since the Technical Reports by RPA, M3 and KCA were filed. Per Form 43-101F Technical Report instructions, this section is not required to be included if it is part of a previously filed Technical Report and if the information contained therein has not changed.

13.0 DRILLING

The drilling database, at the time of the November 2004 RPA report, contained data for 218 RC (40,740 m) and 347 diamond drill holes (95,366 m), totaling 136,106 m. This total includes two lost holes, six holes drilled as water wells or for geotechnical purposes, and three twin holes.

As of the generation of the June 2006 resource estimation, the drilling database contained data for 218 RC (40,740 m) and 444 diamond drill holes (121,818 m), totaling 162,558 m. This total includes three lost or replaced holes, 4 holes drilled as water wells, 23 condemnation and 18 geotechnical drillholes, and two twin holes.

Drill hole orientations are generally perpendicular to the strike of the overall structural trend of the deposit and mineralization, with various angles ranging from shallowly up-dip (+20° West) thru vertical (-90°) to –30° East. (See map in appendix C.) Diamond core hole assay samples are typically 2 meters in length and RC drill samples are 1.52 meters in length. True thickness of individual drill intercepts, which contain multiple assay intervals are not typically stated due their variability but instead are incorporated into grade contour envelopes defined by all the existing drill data in the resource model. Grade contour envelope thickness is set at a minimum of six meters

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14.0 SAMPLING METHOD AND APPROACH

Reverse Circulation (RC) drill samples are taken every 1.52 m (5 feet). Samples are drilled and split dry when possible. If drilled with water, the sample is wet split by rotary splitter and flocculent is added and the sample is allowed to sit to settle the fines. Two 10 kg to 30 kg samples are collected with one sent for assay and one kept on site for reference. Chips from the sample are put into plastic chip trays, logged, and stored on site.

Diamond drill core is logged, photographed and sampled in a secure building. Sampling length is variable as it is based on lithology and mineralization but is nominally 2 m in length. The core is split by a core splitter with one-half retained for reference. According to the 2002 PAH study, core recoveries averaged 95.8 percent, which is considered excellent for gold-silver deposits.

Most of the accessible underground workings have been sampled. Workings parallel to the structural trend of the deposit, 330°, were sampled with a continuous chip sample across the back at 5 m intervals. Sample lengths average 2 m but are occasionally up to 4 m in length. All other workings were sampled continuously along the ribs with 2 m lengths.

Over 13,000 surface rock samples have been taken, with 9,882 as continuous 5 m rock chip samples along road cuts or lines perpendicular to the deposit trend. These samples have been used to project mineralized envelopes to surface but not to interpolate grade into blocks. Dolores mineralization is hosted by two rock types, andesite and latite, with andesite comprising approximately 80% of the mineralized host rock.

Information on the sampling method and approach has not changed since the M3 Report was filed. Similar information on the sampling method can be found in RPA’s Report. Per Form 43-101F Technical Report instructions, this section is not required to be included if it is part of a previously filed Technical Report and if the information contained therein has not changed.

15.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

Samples for analyses are picked up at the drill camp by the laboratory: Bondar-Clegg, ALS Chemex Laboratories (Chemex) or Inspectorate and, depending on the destination laboratory, driven to either Chihuahua, Durango or Hermosillo to undergo crushing and pulverizing. Following sample preparation, the pulps were flown to either Reno or Vancouver for analysis.

For all rock samples, RC and core samples the samples are pulverized. Using a 1 kg pulp, gold is determined by standard one-assay ton fire assay methods using atomic absorption (AA) finish. Silver analyses are determined by AA methods following multi-acid digestion (aqua-regia digestion prior to 2001, see below). Samples > 1,000 ppb Au or >100 g/t Ag (>3,000 ppb Au or >200 gpt Ag in 2005) are rerun with another split from

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the original pulp using fire assay methods with gravimetric finish.

During 2001, Minefinders discovered that silver grades may have been underreported by the aqua-regia digestion method due to the presence of silver halides. After initial check assays using multi-acid digestion techniques indicated an increase in silver assays, Minefinders undertook an extensive reanalysis program of previous samples. About 8,880 samples were reanalyzed, primarily those samples that were found within intervals of >10 g/t Ag, or >5 g/t Ag and associated with significant gold. New splits were taken from previously prepared pulps. It was found that the oxidized material returned a significant overall increase in silver grades (58.8%), with a 22% increase for mixed oxide-sulfide samples and 19.2% increase for sulfide samples (PAH 2002). PAH also noted the samples analyzed by fire assay showed good correlation with the multi-acid results.

For the purpose of compositing the Ag samples for the resource estimation, the gravimetric data is used first, then multi-acid digestion and then aqua-regia, if neither of the two other methods is available. For Au, the AA is used first, and gravimetric assays for any samples greater than 10 g/t.

15.1 QA/QC

A quality assurance / quality control (QA/QC) program has been in place on the project since 1996. The QA/QC program for Dolores is designed to monitor the assay labs to ensure proper sample preparation and unbiased, consistent reporting of sample grades.

The blanks program is used to test for proper cleaning of equipment and workmanlike practices in the sample prep lab. A combination of lab reanalysis and standards are used to ensure consistent reporting of sample grades, and entire sections of drillholes are reanalyzed when standards or checks are found to be out of range.

Only limited second lab analysis of data has been done, as second half splits of drill material have been extensively used for metallurgical sampling.

15.2 Standards

On average, one of every 20 samples is a standard from one of three sets of standards prepared since 1997 from Dolores mineralized material. Minefinders personnel review the standards assays as they are received and flag any that are outside of acceptable limits. When necessary, individual or entire batches of samples are rerun. Up to late 2002, three standards, D1, D2, and D3, representing three different grade ranges, were prepared by Minefinders and used at Dolores. Since 2002, Inspectorate Laboratories commercially prepared the standards using material from the property. Ongoing standards checks use these new standards.

RPA reviewed Minefinders’ records for standards assays for the period 2000 to 2003 and

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confirms that, for the most part, they are within acceptable limits. (RPA 2004). Standards were run at two labs, Inspectorate and Chemex. RPA notes that there are a significant number of out-of-spec assays but that the errors appear to be unbiased. In terms of the number of out-of-spec assays, Inspectorate appears to have marginally out-performed Chemex.

Minefinders review of standards data for 2004-2005 drilling shows more consistent results with the commercially prepared newer standards than were observed with the older standards, particularly the D3 standard, which showed high variability.

Figure 15.1 – 2004-2005 Assay Standards

In RPA’s opinion, Minefinders’ protocol for treatment of standards assays conforms to accepted industry practice. (RPA 2004)

15.3 Blanks

Over the course of several years of exploration drilling, blanks were usually routinely submitted with the field samples, and are presently submitted as part of the QA/QC protocol. This blank material was generally made up from overburden from the upper portion of the holes. Blanks are also entered into the sample stream at the labs. Minefinders personnel monitor the blank assays and if unexpected results are returned, request reruns of individual assays or entire batches. RPA reviewed blank data collected through the first half of 2003 and did not find any results that caused concern.

Minefinders ongoing review of Blanks for the 2004-2005 drill campaign does not show any results that cause concern.

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15.4 Duplicates

Two types of duplicate samples are routinely run. First, the labs prepare and run pulp duplicates with every batch of samples, and second all samples over 1.0 g/t Au (3.0 g/t Au in 2004-2005) are re-run from a new split of the pulp using fire assay with a gravimetric finish.

RPA inspected two suites of lab duplicate assay results from 2002-2004 comprising paired Au and Ag analyses run using AA, fire assay with gravimetric finish, or ICP methods. The first set of data was take from 2002 and the first half of 2003, while the second set was taken in the latter portion of 2003 and early 2004.

For the first data set, the Ag duplicates are routinely within acceptable limits but a very large proportion of the data are low grade. Of the assay pairs above 25 g/t Ag, only two differ by more than 10%. Assay scatter for Au, as is usually the case, is significantly greater than for Ag but still within acceptable limits. Of the total of 431 Au pairs, 87% were observed to differ by less than 25% of the pair mean. The Au assay values also tend to be quite low, as only 71 pairs average above 0.5 g/t Au. Of these 71 pairs, 15 (or approximately 21%) of the pairs differ by more than 25% of the mean of the pair. Seven of these “high-grade” pairs differ by more than 50%. In RPA’s opinion, this is a relatively high degree of scatter for assays from the same pulp, although it is not unusual for a deposit of this type. The duplicate results indicate that a high degree of close-range variability should be expected and this will impact the confidence level of block grade estimates. In RPA’s opinion, this is typical of deposits similar to Dolores.

The second data set comprises 318 Ag pairs and 385 Au pairs and displays somewhat less scatter than the 2002-2003 data. A total of just over 80% of Ag pairs differ by 10% or less. Of the pairs that differ by more than 10%, only one is a pair for which the mean grade was greater than 20 g/t Ag. For Au, 44 pairs average over 0.5 g/t Au and of these, only 3 differ by more than 25%. Differences between pairs of assays for both datasets were observed to be unbiased.

For the latest stage of drilling, including 2004-2005 data, three sets of Duplicate data have been reviewed, MA-AA silver duplicates, FA-AA gold duplicates, and FA-Gravimetric gold duplicates. In each case, there is excellent agreement between the data sets, with very high correlation and no observable bias.

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Figure 15.2: Silver Duplicate QA/QC Data

Table 15.1: 2005 Inspectorate Silver Duplicates

Parameter	Initial Value	Reanalysis
Minimum (ppm)	0.1	0.1
Maximum (ppm)	490	510
Mean (ppm Ag)	13.9	13.8

Correlation	0.997
Count (n)	397

Duplicate silver analyses show a very orderly, unbiased behavior and excellent correlation.

Fire assay / Multi-Acid Digestion sample pairs are unavailable for silver because the maximum reported MA silver grades are typically 200 ppm Ag and fire assays are only completed for overlimit silver assays.

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Figure 15.3 : Duplicate Gold QA/QC Data

Table 15.2: 2005 Inspectorate Gold Duplicates

Parameter	Initial Value	Reanalysis
Minimum (ppb)	0	5
Maximum (ppb)	10,540	25,958
Mean (ppb Au)	407.6	458.5

Correlation	0.807
Count (n)	605

Two high grade outliers skew the correlation of this data set. FA/AA can be unreliable for very high grade gold assays, which is one reason the laboratory recommends Gravimetric reanalysis for overlimit gold samples. Even with these outliers, the data set shows an unbiased strong correlation.

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Figure 15.4: Gold Fire Assay AA / Fire Assay Gravimetric Data Pairs

Table 15.3: 2005 Inspectorate Gold Gravimetric / AA Duplicates

Parameter	Initial Value	Reanalysis
Minimum (ppb)	1153	410
Maximum (ppb)	287,465	316,245
Mean (ppb Au)	13,197	13,852

Correlation	0.995
Count (n)	74

This data set contains one outlier value. Subsequent Gravimetric reanalysis of the outlier produced a gold grade very close to the original FA/AA value. It is unknown whether the outlier is a data entry error at the lab or an example of nugget effect. With the exception of this outlier, the data are unbiased and show excellent agreement.

Inter-laboratory checks were carried out in early years of the drill program and during the silver re-assay program and the results are reported to be within acceptable limits (PAH 2002).

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15.5 Discussion

The QA/QC program has been useful in confirming the results reported by assay laboratories at Dolores, as well as in pinpointing individual cases where follow-up and additional work have been justified.

The QA/QC program has been found to be consistent with industry standards during the course of several engineering reviews, and it provides a very high confidence level for the assay data at the Dolores project.

16.0 DATA VERIFICATION

Minefinders technical personnel, under the supervision of Mark Bailey QP, periodically reviews the Dolores database to ensure the accuracy and reliability of data entry and data loading, with particular emphasis on collar and downhole surveys and the loading of assay data, and a view toward keeping the data entry workflow clean, well-documented, and effective. Independent audits of the database have been carried out by several workers since 1998, and have uniformly been positive.

17.0 ADJACENT PROPERTIES

There are no adjacent properties as defined by NI 43-101.

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18.0 MINERAL PROCESSING AND METALLURGICAL TESTING

There are no substantive changes to the Metallurgical testing information presented in the April 11, 2006 KCA report, and repeated below (KCA, 2006). The samples tested are representative of all rock types, oxidation levels, and grades of mineralization for the deposit.

A detailed metallurgical testing program was completed. An additional series of column leach tests on andesite and latite oxide, mixed and sulfide ores are presently in-progress at McClelland Laboratories. The recoveries and reagent consumptions were based on an extensive review of test results by M3, McClelland, Minefinders and KCA, and documented by M3 in their bankable feasibility study. KCA has reviewed the previous metallurgical testing and the partial results of the on-going column tests. In KCA’s opinion the recoveries and reagent consumptions used are justifiable. For the feasibility study, KCA accepts the estimated ultimate recoveries and reagent consumptions as identified in the M3 bankable feasibility study. The recoveries and consumptions used are as follows:

Table 18.1: Gold and Silver Recoveries by Ore Type (KCA 2006)

Ore Type	Gold Recovery, %	Silver Recovery, %

Oxide – All Lithologies	79%	46.0%
Mixed – All Lithologies	79%	51.5%
Sulfide, Hi Grade – All Lithologies	65%	71.0%
Sulfide, Lo Grade – All Lithologies	56%	55.0%
Manganese Oxide – Latite	78%	21.0%
Manganese Mixed – Latite	78%	31.5%

Weighted Average - Based on Feb 2006

Mine Production Schedule	73.9%	51.3%

(Note: Latite containing Manganese Oxide shows reduced silver recoveries, but is a minor component of the deposit, less than 5% by weight).

The cyanide consumption in the column leach tests ranged from 4 to 5.4 kg/t. The high cyanide consumptions were partially due to long leach times utilized in the column tests. The 0.4 kg/t cyanide consumption was estimated by M3 and McClelland Laboratories, Inc. based on a review of existing commercial heap leach operations processing similar material. KCA agrees that the high cyanide consumptions in the column tests were partially due to the long leach times.

Compacted permeability tests were conducted on residues from the column leach tests conducted at a crush size of 6.3 mm. These tests show excellent permeability at heap heights up to 100 meters. Therefore, no agglomeration should be required.

                                                                                                                                                                 Page 20 of 68

Testwork to determine crushing work indices and abrasion indices was completed. Average crushing work indices ranged from 3.8 kWh/t for oxide andesite to 15.4 kWh/t for sulfide latite. Overall average crushing work index for the ore body is approximately 6.3 kWh/t.

Abrasion indices were determined by paddle abrasion tests. Abrasion indices are dependent on lithology. The abrasion indices on andesite materials averaged 0.116 while those on latite materials averaged 0.679. Metso Minerals classifies the andesite material as “acceptable” and the latite material as “abrasive”. The abrasion indices are used to estimate crusher liner consumption.

19.1 MINERAL RESOURCE ESTIMATES

Minefinders reported an updated mineral resource estimate in June 2006. The parameters for this mineral resource estimate were exactly the same as the parameters used for the NI 43-101 compliant resource estimate audited by RPA (Report of November 16, 2004) with the following exceptions:

•	The current resource estimate includes the results of 97 additional drillholes which had not been completed for the October 2004 estimate.
•	Solids models were edited and adjusted to incorporate new information provided by drilling subsequent to the October 2004 estimate.
•

The block model was expanded to include material from 1000m to 1100m elevation (previous minimum block model elevation was 1100 meters) to allow for inclusion of data and resource from drilling below 1100 meters elevation.

The June 2006 model shows modest increases in tonneage and contained metal over the October 2004 model. (On the order of 18% increase in tonnes and 12% increase in grade.) These increases are due to the impact of new drilling intersecting additional areas of mineralization, extending previously intersected mineralization along strike and downdip, and in certain cases the intersection of higher grades on infill drilling of certain structures. The average grade of the resource at cutoff has generally decreased, due to the expansion of resource into areas of somewhat lower grade than the core of the deposit. A portion of the resource increase is also due to the extension of the model from 1100 meters to 1000 meters maximum depth.

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19.1.1 Sample Database

The sample database for the resource estimation is maintained in industry-standard Gemcom software. Geologic information is hand-keyed from drillhole logs, while assay data are acquired and entered electronically. The database has been extensively reviewed, both by Minefinders personnel as well as by independent engineering firms, and has been uniformly considered appropriate for resource estimation. (PAH 2002, RPA 2004)

Drill and Underground data are used for estimation of block grades. Drill, underground, and surface data were all used to guide the geologic interpretation, and surface data were included for assigning resource classifications.

The Drill Database comprises information from 218 RC and 444 core holes.

Table 19.1.1 – Summary of Drilling and Underground Data

RC Holes	218
RC Water Monitoring Holes	4
Twinned by Core (R33, R67)	2

Core Holes	444
Geotechnical Holes (generally no geochem data)	13
PQ Geotechnical Holes (no geochem data)	5
Condemnation Holes (included in the model)	23
Lost Holes (135B)	1
Re-Assayed & Replaced (168B)	1
Removed due to questionable data (169)	1

Underground Data:	532 samples from 5 major workings
222 samples are within HG and LG zones.

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19.1.2 Compositing

Drill data are composited in 2 meter intervals, starting from the toe of the drillhole. Composites composed entirely of void space (as in intersected mine workings or other underground openings) are not assigned grade.

Underground data are not composited, as they are typically 2-meter sample lengths and the structure of the data file makes the information more representative without compositing.

Table 19.1.2: Composite Statistics:

HG Zone	LG Zone
Number of Au Composites	6,035	13,306

Minimum Comp Au Grade (ppb)	0	0
Maximum Comp Au Grade (ppb)	30,000 [1]	29,605
Mean Composite Au Grade (ppb)	1,661 [1]	341
Median Composite Au Grade (ppb)	800	212
Log Variance	1.84 [1]	3.07
CV	1.902 [1]	1.887
Stdev	3160 [1]	643

Number of Ag Composites	6,078	13,348

Minimum Comp Ag Grade (ppm)	0	0
Max Comp Ag Grade (ppm)	1,000 [1]	1,000 [1]
Mean Composite Ag Grade (ppm)	72.5 [1]	18.7 [1]
Median Composite Ag Grade (ppm)	38.0	11.0
Log Variance	4.164 [1]	3.31 [1]
CV	1.622 [1]	1.571 [1]
Stdev	117.6 [1]	29.4 [1]

[1] after capping has been applied.

Log normalized cumulative frequency, histogram, and probability plots of the composite data are presented in Appendix A.

19.1.3 Capping of High Grades

Gold composite grades are capped at 30 gpt and silver composites are capped at 1000 gpt prior to grade estimation. These capping grades are consistent with those in the previous 43-101 resource reports by PAH and RPA.

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19.1.4 Gold Equivalence

Gold equivalent grades are used for solids modeling and for application of cutoff grades for reporting of resources. A 75:1 gold to silver value ratio has been maintained for several generations of resource reports on the project, according to the following formula.

AuEq = (Au * $300/oz * 87.5% rec) / (Ag * $5.00/oz * 70% rec)

Obviously, this formula is wholly dependent on both relative metals recoveries and on gold and silver prices, and would vary depending on alteration, due to variability of metals recoveries for different alteration types. However, the 75:1 ratio has been maintained to allow direct comparison of various generations of block models. Current metals prices and weighted average leach recoveries would give an average 79:1 gold-equivalent ratio as follows:

AuEq = (Au * $600/oz * 74% rec) / (Ag * $11.00/oz * 51% rec)

                                                                                                                                                                 Page 24 of 68

19.1.5 Geostatistics

Independent engineering firms have extensively reviewed the variography for the Dolores deposit. Geostatistics is a tool which defines a range at which pairs of samples can be shown to be statistically related, and thus is used as an indicator to support the ranges used for estimation of grades and to define appropriate ranges for assignment of resource classification.

For grade estimation, ranges are used which correspond to the range of log variograms for all mineralized data. These ranges are consistent with the observed scale of local structural control for the deposit.

Figure 19.1.1: Log Semi-Variogram 330°, Gold Composites, Dolores Project.

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Figure 19.1.2: Log Semi-Variogram 80° dip, Gold Composites, Dolores Project.

Figure 19.1.3: Log Semi-Variogram Strike, Gold Composites, Dolores Project.

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PAH (PAH 2002) recommended the use of high grade indicator variography to assign ranges for determination of resource classification, on the assumption that the continuity of high-grade mineralization is of critical importance to the overall continuity and local accuracy of the deposit. Based on their variography review, PAH recommended ranges of 40 meters along strike, 35 meters down dip, and 30 meters across strike be used for classification of indicated material, with half those ranges for measured material. RPA (RPA 2004) was of the opinion that the down dip range may be slightly understated. Updated variography that includes the additional drill data gives slightly longer ranges down dip than was previously used. The PAH ranges are maintained for the sake of consistency.

Note: Short range variograms parallel to strike are more difficult to interpret than down-dip variograms for Dolores because most of the drilling is perpendicular to strike, which gives relatively few available data pairs at short range within the data set. The very large numbers of sample pairs available downdip give a much smoother variogram.

Figure 19.1.4: Indicator (Au 1.0 gpt) Semi-Variogram 330°, Gold Comps, Dolores.

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Figure 19.1.5: Indicator (1.0 gpt) Semi-Variogram 80° dip, Gold Comps, Dolores.

Figure 19.1.6: Indicator (1.0 gpt) Semi-Variogram, Strike, Gold Comps, Dolores.

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19.1.6 Solid Models

Solid models for the Dolores deposit are based on structural interpretation and gold and silver mineralization. Gold and silver grades are controlled by structural zones, which concentrate quartz veining, alteration, and mineralization. The overall trend of the structural zone strikes at 330°, with dips ranging from steeply east dipping to steeply west dipping. Primary faults are generally dipping –75°W, with conjugate shear zones generally steeply east dipping. Continuity of discrete structures an be demonstrated for tens to hundreds of meters along strike and up and down dip. However, the structural system, with its multiple subparallel structures, splays, conjugate shears, and post-mineral fault offsets, is complex and would be difficult to model with conventional wireframes.

To accommodate the complex geometry, a series of “extruded” models were used as an alternative to a more conventional set of wireframes. These models are generated by creating sectional and level plan polylines of the mineralized zones, and balancing the interpretation of the zones between section and plan. The plan polylines, at 10 meter vertical spacing, were then extruded vertically to create a stack of solid slices of the model. This technique introduces some minor edge effects at the solids boundaries, however, these edge effects are unbiased and are mitigated by the relatively small 10-meter (2 block) vertical extrusion.

Two sets of solids were generated, the ‘high grade zone’ for highly mineralized structural zones, and the ‘low grade zone’ for the less mineralized structural and alteration halo surrounding the highly mineralized zones. Nominal cutoffs of 0.20 g/t AuEq for the low-grade zones and 1.0 g/t AuEq for the high grade zones are used. However, material above or below these nominal cutoffs is included within zones in order to preserve geologic continuity. Minimum widths of 5 meters and 10 meters are used for the high-grade and low-grade zones respectively. Zones are extrapolated toward surface where drill data indicated or where surface sampling confirmed the mineralization at surface. Zones are generally extrapolated down-dip on the order of 100 meters. (Calculation and resource classification searches further constrain the projection of data down dip.)

The grade shells are interpreted on 25 m sections, and 10 m level plans. Individual structures are considered to be continuous enough to model if they can be traced for three consecutive sections and three drillholes. If not, they are left as isolated intercepts. The interpretations are refined by comparison and iterative adjustment of both plan and section views. Grade envelopes are interpreted for high and low-grade zones as well as lower grade “holes” within the zones.

Drillhole and channel composites are assigned integer codes according to whether they occur within the high grade zone, low grade zone, or outside the zones. High-grade zone composites are assigned a code of 1000, while low-grade zone composites are assigned 100. All other composites were assigned as waste (code 10).

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Extruded solid models are used to assign rock codes to the block model. The codes are assigned in the following order:

1) Rock code 100 assigned to blocks at least 50% within low-grade solids.

2) Rock code 1000 assigned to blocks at least 50% within high-grade solids.

3) Blocks with at least 51% contained volume in a “hole” in the high-grade zones would be assigned 100 (i.e. low-grade). (there are currently no ‘high grade hole’ solids in the solids model)

4) Blocks with at least 51% in a “hole” in the low-grade were tagged as waste (10).

This solids modeling approach, has been reviewed by PAH (PAH 2002) and RPA (RPA 2004) and has been considered to be reasonable and appropriate.

19.1.7 Block Model

The block model was constructed in Gemcom. The model geometry has been extended for the June 2006 resource estimation, in order to include new drill data located at depth below the previous 1100-meter bottom elevation of the model.

Table 19.1.3: Block Model Geometry

Origin (Southwest corner, Project coordinate system.)

Easting	50,336
Northing	50,597
Top Elevation	1,800

Block Dimensions

X (Across Strike)	3 meters
Y (Along Strike)	10 meters
Z (Vertical)	5 meters

Block Model Dimensions

Columns	500
Rows	350
Levels	160

Model Dimensions (meters)
X (Across Strike)	1,500
Y (Along Strike)	3,500
Z (Vertical)	800

The model is rotated 30° counterclockwise around the Z axis at the origin to align it with the principal strike of the structural zone.

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19.1.8 Grade Estimation Methodology

Block grades are estimated for gold and silver based on and Inverse Distance to the 5th Power (ID5) interpolation of the anisotropically nearest composites. A minimum of 3 and a maximum of 8 composites are used to contribute data to the estimation of grade for a given block with a maximum of 2 composites per hole. The composites per hole limitation serves to reduce downhole averaging of data and requires the presence of 2 drillholes within the calculation ellipse for estimation of grade into a block. The ID5 estimation produces a block model with locally high variability of grade, consistent with the grade distribution found in the drilling. This estimation technique was found to be reasonable and consistent for this deposit by PAH (PAH 2002) and RPA (RPA 2004).

Table 19.1.4: Block Model Statistics (All Estimated Blocks):

HG Zone	LG Zone
Number of Blocks	109,589	360,520
Number of Au Composites	6,035	13,306
Number of Ag Composites	6,078	13,348
Blocks per Composite	18.2	27.1

Minimum Comp Au Grade	0	0
Maximum Comp Au Grade	30,000 [1]	29,605
Mean Composite Au Grade	1,661 [1]	341
Mean Block Au Grade	1,657	372

Minimum Comp Ag Grade	0	0
Max Comp Ag Grade	1,000 [1]	1,000 [1]
Mean Composite Ag Grade	72.5 [1]	18.7 [1]
Mean Block Ag Grade	75.0	18.6

[1] after capping has been applied.

19.1.9 Bulk Density

Bulk density estimates for the blocks were based on approximately 250 tests conducted on drill core using the water immersion method. The tests were primarily latite and andesite rock units, which comprise the principal hosts for the deposit. Average density for the latite is 2.52 t/m3 and for the andesite is 2.58 t/m3. The average abundance of the latite host in the deposit is 40% versus 60% for andesite. An average density of 2.55 t/m3 is assigned to all blocks based the relative proportion of host rock lithologies. RPA considers the method used to derive the bulk density, and the application of the density to tonnage estimation to be reasonable and appropriate. (RPA 2004)

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19.1.10 Block Model Validation

The block model has been carefully reviewed to be sure that block grade estimation is consistent with the local composite grades. The block model shows high local variability of grade, consistent with local variability of composite grades.

A comparison of block grade distribution with composite grade distribution shows the block grade distribution to be somewhat more smooth than the composite grade distribution as predicted by the volume variance relationship. The block and composite grade distributions are unbiased.

Figure 19.1.7: Plot of Silver Composite Grades (Orange) vs. Block grades (Blue)

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Figure 19.1.8: Plot of Gold Composite Grades (Yellow) vs. Block grades (Blue)

19.1.11 Mined Out Volumes

A total of 372,000 short tons of relatively high grade ore was mined from the underground workings at Dolores in the early part of the 20th century. The grade of this material is estimated to have been 9.8 g/t Au and 563 g/t Ag. Voids are commonly encountered in the drilling, and much of the mined volumes remain unsurveyed. In RPA’s opinion, the mined volume constitutes such a small tonnage relative to the overall resource as to be inconsequential to the estimate. What is more important, from an operational point of view is to establish the locations of the voids so that they do not pose a safety hazard for personnel and equipment in the pit. Minefinders plans to carry out surveys of the mined volumes, and RPA considers this to be an appropriate course of action. (RPA 2004)

19.1.12 Classification

Mineral Resources have been classified according to the definitions in the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines, adopted by the CIM Council on November 14, 2004, as incorporated in National Instrument 43-101. Resource blocks are classed as Measured, Indicated, or Inferred, depending on the confidence level of the estimate.

The criterion used for applying the classification was the anisotropic distance to the

                                                                                                                                                                 Page 33 of 68

nearest composite. Anisotropic distances are proportional to the search ellipsoid and can vary depending on direction to the composite. In general, the distance criterion is approximately equal to the semi-major axis of the search ellipsoid used to capture the sample composites. For Dolores, blocks within approximately 17.5 m of the nearest composite were assigned to the measured category. Indicated blocks are those between 17.5 and 35 m from a composite, while Inferred blocks are between 35 and 90 m from the nearest composite. These distances were derived from the variography discussed in the section of this report entitled Geostatistics. Surface samples were included in the database for the purpose of distance tagging for classification. The surface samples were not used in the grade interpolation but were used for geological interpretation and, as such, contribute to the local confidence level of the estimate. The mineral classification criterion were developed by PAH (PAH 2002). RPA expressed the opinion that the method used to classify Mineral Resources at Dolores is reasonable. (RPA 2004)

19.1.13 Cut-Off Grade

Cut-off grades for evaluation of resource at Dolores depend on several factors, including metals prices, mining and processing costs, and recoveries. Minefinders has always presented resource tabulations at several cutoff grades because it enables consideration of the effects of changes in process, mining cutoff, etc. on the overall resource. The 2006 KCA study introduced several changes in the predicted economics of the Dolores project, including changes in metals prices, process costs and recoveries, which will have an impact on the mining cutoff grades for the Dolores deposit.

PAH indicated that 300 ppb AuEq was an appropriate cutoff grade for reporting of total resources for Dolores based on cost and price parameters in place at that time.

AuEq cutoff grade =	Process cost (net of mining cost)
(Au Grade * Au Recovery) + (Ag Grade * Ag Recovery)

Since gold and silver prices and recoveries are included in the calculation of gold-equivalent, this can be simplified as:

Aueq cutoff grade =	Process cost (net of mining cost)
Aueq price * Au Recovery

Using $500 gold and a 75:1 Aueq Ratio, and KCA assumptions of $3.43/tonne for process cost + G&A + Support Cost (KCA 2006), this gives a nominal internal Aueq Cutoff grade of 289 ppb (0.289 ppm), which is consistent with the conclusions presented by RPA. Actual mining cutoff grades might end up higher or lower, but it is certainly consistent to report resource at these cutoffs.

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19.1.14 Mineral Resources Report

Table 19.1.5: Resource Tabulation April, 2006

Measured Resources

Cut-off Grade* (gpt Aueq)	Tonnes (000s)	Gold Grade gpt Au	Contained Gold (ounces)	Silver Grade gpt Ag	Contained Silver (ounces)	Average Grade** (gpt Aueq)
5.0	2,460	6.26	494,000	234.9	18,539,000	9.39
4.0	3,470	5.20	580,000	205.9	22,994,000	7.94
3.0	5,570	4.02	720,000	167.0	29,903,000	6.24
2.0	10,640	2.80	959,000	121.6	41,577,000	4.42
1.0	24,220	1.69	1,317,000	78.6	61,213,000	2.74
0.5	45,020	1.09	1,580,000	52.8	76,361,000	1.79
0.4	53,500	0.96	1,649,000	46.7	80,407,000	1.58
0.3	61,660	0.86	1,702,000	42.1	83,361,000	1.41

Indicated Resources

Cut-off Grade* (gpt Aueq)	Tonnes (000s)	Gold Grade gpt Au	Contained Gold (ounces)	Silver Grade gpt Ag	Contained Silver (ounces)	Average Grade** (gpt Aueq)
5.0	1,650	5.84	310,000	200.6	10,651,000	8.52
4.0	2,430	4.83	378,000	178.9	13,994,000	7.22
3.0	4,070	3.73	487,000	147.5	19,300,000	5.69
2.0	8,270	2.57	685,000	109.0	29,003,000	4.02
1.0	18,980	1.59	970,000	72.8	44,430,000	2.56
0.5	39,370	0.97	1,228,000	46.2	58,461,000	1.59
0.4	48,440	0.84	1,304,000	40.2	62,593,000	1.37
0.3	56,750	0.75	1,360,000	35.9	65,479,000	1.22

Measured and Indicated Resources

Cut-off Grade* (gpt Aueq)	Tonnes (000s)	Gold Grade gpt Au	Contained Gold (ounces)	Silver Grade gpt Ag	Contained Silver (ounces)	Average Grade** (gpt Aueq)
5.0	4,100	6.09	804,000	221.1	29,190,000	9.04
4.0	5,900	5.05	958,000	194.8	36,988,000	7.64
3.0	9,600	3.90	1,207,000	158.8	49,203,000	6.01
2.0	18,900	2.70	1,644,000	116.1	70,580,000	4.25
1.0	43,200	1.65	2,287,000	76.1	105,642,000	2.66
0.5	84,400	1.04	2,808,000	49.7	134,823,000	1.70
0.4	101,900	0.90	2,953,000	43.6	143,000,000	1.48
0.3	118,400	0.80	3,061,000	39.1	148,840,000	1.33

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Inferred Resources

Cut-off Grade* (gpt Aueq)	Tonnes (000s)	Gold Grade gpt Au	Contained Gold (ounces)	Silver Grade gpt Ag	Contained Silver (ounces)	AuEq Grade** (gpt Aueq)
5.0	400	5.15	64,000	124.5	1,552,000	6.81
4.0	700	4.25	97,000	109.7	2,496,000	5.71
3.0	1,400	3.33	152,000	93.1	4,246,000	4.57
2.0	3,100	2.44	245,000	72.3	7,258,000	3.40
1.0	8,900	1.41	402,000	50.5	14,391,000	2.08
0.5	22,000	0.82	575,000	32.9	23,252,000	1.25
0.4	27,600	0.70	624,000	28.9	25,699,000	1.09
0.3	33,800	0.61	667,000	25.5	27,730,000	0.95

*grams per tonne Aueq grade based on 75:1 gold to silver value ratio.

**grams per tonne Aueq based on updated 75:1 gold to silver value ratio.

The Dolores resource model meets definitions of Measured, Indicated, and Inferred mineral resources as stated by NI 43-101 and defined by the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines as adopted by the CIM Council on

November 14, 2004. The mineral resources are not mineral reserves and do not have demonstrated economic viability.

For the purpose of preparing the block model for open pit planning and reserves estimation, grade has been estimated into waste blocks within 35 meters of composites used for reserves tagging. Waste block grades are calculated based only on waste zone composites, with the same search and capping parameters and as are used for calculation of ore zone blocks. The additional resource generated is well below the error of the estimate and is not included in the announced resource, nor in the resource tables above.

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19.2	MINERAL RESERVES ESTIMATE

19.2.1 Final Pit Design

The final pit design is based on pit shells generated by using industry-standard Whittle Mine design software. The shells are based on a lerchs-grossman run using the economic input data shown in table Table 19.2.1, below with a slope angle of 45 degrees to accommodate the 52 degree highwall angle provided by Golder Associates and an allowance for haul roads. The shell used for final pit design is based on gold and silver prices of $400/oz gold and $7.00/oz silver.

Table 19.2.1: Whittle Pit Design Parameters Used

Parameter	Value
Pit Slope angle	45 °

Capital Costs	$115 million
Replacement	$15 million
G&A cost	Included with process
Mining Cost	$0.88 / tonne

Process Cost Oxide	$3.43
Process Cost Sulfide	$3.29
Process Cost High Sulfide	$3.29
Process Cost Mixed	$3.29
Process Cost MnOx	$3.43

Mining Recovery	95%
Mining Dilution	8%
(Gold / Silver)
Process Recovery Oxide	79% / 46%
Process Recovery Sulfide	56% / 55%
Process Recovery High Sulfide (0.8/50)	65% / 71%
Process Recovery Mixed	79% / 51.5%
Process Recovery MnOx	78% / 25%
Process Recovery MnOx	78% / 25%

The economic parameters used for pit design are the values reported in the May 2006 KCA Feasibility report. The average mining cost per tonne used was $0.88 per tonne mined. For pit generation in Whittle, a mining recovery of 95% was used, (corresponding to a metal loss of 5%) and an 8% mining dilution factor was used. The actual mining dilution used in the pit reserves were 6.5% dilution at varying grades and a 2.5% metal loss. These values were chosen as they correspond to the dilution and metal loss imposed by reblocking in the KCA Feasibility study.

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Figure 19.2.1 shows the final fully engineered pit design. There is one pit exit on the east side of the final pit for access to the crusher and waste dumps. Table 19.2.2 shows the design parameters for the final pit design and Table 19.2.3 shows the pit reserves.

Table 19.2.2: Engineered Open Pit Design Parameters

Mining Bench Height	5 meters
Stacked Benches	4 (20 meters)
Catch Bench Width	6 meters
Inter-ramp highwall angle	52 degrees
Haul Road Width	23 meters
Haul Road Grade	10%
Nominal Minimum Mining Phase Width	75 meters

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Figure 19.2.1: Final Pit Design

                                                                                                                                                                 Page 39 of 68

Table 19.2.3 Dolores 2006 Final Pit Reserves

	Grades
	Tonnage (x 1000)	Gold g/t	Silver g/t	Recoverable Gold g/t	Recoverable Gold g/t
PROVEN
Oxide	20,264	0.69	42.2	0.52	19.8
Mixed	15,898	0.75	46.3	0.59	24.2
Sulfide	19,620	0.98	33.2	0.62	21.7
High Mn	2,017	0.58	61.1	0.45	16.0
Total	57,800	0.79	41.0	0.57	21.5

PROBABLE
Oxide	13,469	0.57	39.4	0.45	18.5
Mixed	12,875	0.66	43.1	0.52	22.5
Sulfide	14,504	0.85	30.6	0.53	19.8
High Mn	1,211	0.51	58.7	0.40	15.2
Total	42,059	0.69	38.1	0.50	20.1

PROVEN + PROBABLE
Oxide	33,734	0.64	41.1	0.49	19.3
Mixed	28,773	0.71	44.9	0.56	23.4
Sulfide	34,124	0.93	32.1	0.58	20.9
High Mn	3,229	0.55	60.5	0.43	15.7
Total	99,860	0.76	39.7	0.54	20.9

19.2.2	Definition of Reserves

Reserves are defined as measured and indicated material within the engineered pit which contains sufficient extractable metal to cover the cost of processing, plus associated G&A & support costs, but not mining costs. (Mining costs are incurred whether the material is ore or waste.) A gold value of $475 and a silver value of $7.50 were employed for this determination. The exact reserve cutoff varies based on gold and silver grades for the blocks, as well as the metal recoveries for the different alteration types. The cutoff is nominally 0.3 gpt Aueq, but varies depending on ore type. It is expected that a portion of these reserves will be stockpiled during the mining operation for later processing.

Mineral Reserves have been classified according to the definitions in the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines, adopted by CIM Council on November 14, 2004, as incorporated in National Instrument 43-101.

                                                                                                                                                                 Page 40 of 68

19.2.3	Mining Phases

There are four major mining phases in the mining schedule. The pit is broken into 2 parts, north and south and each of these north south phases contain a smaller pit inside. The smaller pits are referred to as starter south and starter north in the mining schedule and are based on a $150 gold per ounce and $5.00 silver per ounce Whittle pit shell. The starter north pit has a higher gold grade overall with lower silver grades. This pit was chosen to be mined first because of the higher gold recoveries and the possibility of a mill coming on line in the future which would greatly increase the silver recoveries. The starter pit in the south has high silver grades and would benefit more from this mill process.

19.2.4	Mine Production Schedule

The mine production schedule is the yearly production of ore and waste out of the pit. Table 19.2.4 shows the yearly mined production. To increase grade though the leach pads the head grade was increased to 0.5 g/t gold equivalent. A portion of the lower grade ore tonnes, 0.3 g/t to 0.5 g/t gold equivalent were stockpiled in the early years near the crusher / stockpile areas. In some years the crusher production requirements experienced a short fall in ore tonnes above 0.50 gpt gold equivalent, to fulfill the required tonnes needed lower grade material, 0.30 gpt to 0.50 gpt gold equivalent were processed. Table 19.2.5 shows the crusher schedule; that is the tonnes and grades to the leach pad.

Depending on market conditions at the end of the 14 year mine life, it is expected that the additional stockpiled material will be processed, provided that it is found at that time to be economically reasonable.

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Table 19.2.4: Dolores Mining Schedule

	ORE
Year	KT	Gold g/t	Silver g/t	Gold ounces Contained (x 1000)	Silver ounces Contained (x 1000)	Waste KT	Total KT
1	3,744	0.76	29.9	91.5	3,599	23,004	26,748
2	9,204	0.84	36.7	248.6	10,860	24,278	33,482
3	8,229	0.61	57.5	161.4	15,213	25,253	33,482
4	8,681	0.60	51.5	167.5	14,374	24,822	33,503
5	6,692	0.67	47.2	144.2	10,155	26,808	33,500
6	6,403	0.65	36.2	133.8	7,452	27,097	33,500
7	6,822	0.68	37.1	149.1	8,137	26,678	33,500
8	9,815	0.73	36.0	230.4	11,360	23,686	33,501
9	9,730	0.77	32.1	240.9	10,042	23,771	33,501
10	5,682	0.84	30.1	153.5	5,499	27,818	33,500
11	4,275	0.45	48.8	61.9	6,707	29,226	33,501
12	7,329	0.64	46.2	150.8	10,886	26,171	33,500
13	8,420	1.03	36.9	278.8	9,989	25,081	33,501
14	4,834	1.47	20.3	228.5	3,155	2,715	7,549
Total	99,860	0.76	39.7	2,441	127,429	336,408	436,268

                                                                                                                                                                 Page 42 of 68

Table 19.2.5: Dolores Crusher Schedule

ORE CRUSHER SCHEDULE						Recoverable Ounces
Year	KT	Gold g/t	Silver g/t	Rec Gold g/t	Rec Silver g/t	Gold (x 1000) 1	Silver (x 1000) 1
1	1,716	0.98	40.1	0.73	20.9	40.2	1,153
2	6,360	1.13	42.4	0.85	20.5	173.8	4,188
3	6,480	0.77	66.3	0.59	31.8	122.2	6,616
4	6,480	0.74	65.6	0.55	31.7	115.2	6,601
5	6,480	0.76	55.2	0.58	28.0	121.0	5,831
6	6,480	0.64	36.8	0.47	19.1	98.1	3,971
7	6,480	0.70	39.1	0.51	19.2	106.6	4,000
8	6,480	0.95	46.7	0.70	24.8	144.9	5,176
9	6,480	1.02	43.0	0.72	24.2	150.9	5,044
10	6,480	0.82	31.0	0.58	17.5	120.8	3,636
11	6,480	0.39	35.6	0.29	17.7	61.4	3,686
12	6,480	0.71	49.8	0.53	26.5	109.8	5,530
13	6,480	1.27	44.8	0.86	27.1	178.6	5,637
14	6,480	1.15	19.1	0.73	11.6	153.1	2,411
Total	85,836	0.85	44.2	0.61	23.0	1,696	63,480

Note: The recoverable ounces of metal equal the ore tonnage times average recoverable grade. These ounces may not be realized in the year shown due to the delay in the extraction schedule.

The net impact of the updated mine design is the increase in contained gold and silver reserves. A portion of this impact has been shown to be conversion of inferred resource from within the February 2006 pit boundaries into measured and indicated resource, as well as minor increases in the resource within the pit. Additional increases are due to the extension of the pit at depth and to the south.

20.0 OTHER RELEVANT DATA AND INFORMATION

Minefinders believes that all applicable data and information relative to the August 2006 Dolores reserve estimation have been included in this report.

21.0 INTERPRETATION AND CONCLUSIONS

While there is a measurable increase in the contained reserves for the Dolores Project, Minefinders does not feel that this constitutes a material change in the economics of the Dolores project. There is no change proposed for the overall mine capitalization, as the annual material movements and material processing remain unchanged, no significant change expected in the process or mining costs due to the resource update, and there is no significant change to the overall plan of the mine operation. The 2006 resource update, the 2006 mine plan and associated material movement schedules are a necessary and

                                                                                                                                                                 Page 43 of 68

proper part of ongoing mine planning, but have a smaller impact on overall economics of the project than external factors such as metals prices.

22.0 RECOMMENDATIONS

The June 2006 updated resource report includes all available data to date as well as the best available solids model interpretation of deposit geometry for Dolores and represents the current state of the art for the deposit resource model. Ongoing engineering efforts for the Dolores project should incorporate the results of this report and the associated block models for future mine planning and economic analyses of the project.

Additional drilling is recommended for areas of mineralization outside the previously planned open pit, in order to better understand the scope and geometry of these mineralized zones. As data become available, a new resource calculation should be performed to include additional information and solids interpretation for these zones.

As a new block model is produced a new final pit should be redesigned to incorporate the new model. Any chances to bring forward higher grade material should be implemented in any new mining schedule. This will have a significant factor on the short term cash flow and should be made a priority.

The current work using Whittle program, a pit optimization program, has identified other smaller pits of economic value. The current environmental land use permit should be amended to ensure that when access is available to mine these smaller pits an informed decision can be made.

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23.0 REFERENCES

1.	Golder Associates Inc, Tucson, AZ. (3 June 2005), Technical Memorandum, Dolores Alternative Study Review – 18 KTPD Scenario, Dolores Project; Chihuahua, Mexico.
2.	Golder Associates Inc, Tucson, AZ, (May 2005), Summary Report for Geotechnical and Geo-Environmental Supporting Studies, Volume 1 and 2.
3.	Golder Associates Inc, Reno, NV, (November 2004), Report on Feasibility Level Pit Slope Design Study, Dolores Project, Chihuahua, Mexico.
4.	Kappes, Cassiday & Associates, Reno, NV, (July 2005), Dolores Alternative Study, 18,000 TPD Scenario.
5.	Kappes, Cassiday & Associates, Reno, NV, (22 July 2005), NI 43-101, Technical Report for the Dolores 18,000 TPD Heap Leach Project in Mexico.
6.	Snowden Mining Industry Consultants, Vancouver, BC, (September 2005), Dolores Alternative Mining Equipment Estimate.
7.	M3 Engineering & Technology Corporation, Tucson, AZ, (June 2005) NI 43-101 Technical Report for The Dolores Project; Chihuahua, Mexico.
8.	M3 Engineering & Technology Corporation, Tucson, AZ, (June 2005) Dolores Feasibility Study.
9.	McClelland Laboratories Inc., (November 2004), Report on Metallurgical Testing – Dolores Drill Core Samples.
10.	McClelland Laboratories Inc., (November 2004), Estimating Commercial Heap Leach Cyanide Consumption – Dolores Project.
11.	Metso Minerals, Minerals Research & Test Center, (May 2004), Paddle Abrasion Results, Chemical Analysis Results, & Impact Crushability Results.
12.	Pincock, Allen & Holt, (December 2002), Audit of Resources at the

Dolores Gold-Silver Project, Chihuahua, Mexico, NI 43-101 Report.

13.	Roscoe Postle Associates, Inc., (November 2004), Technical Report on the Mineral Resources Estimate for The Dolores Property, Mexico – NI 43- 101 Report.
14.	MLI, (March 1999), Report on Column Percolation Leach Tests Conducted at Colorado Minerals Research Institute - Dolores Drill Core Composites, MLI Job No. 2647.
15.	Kappes, Cassiday & Associates, Reno, NV, (11 April 2006), NI 43-101, Technical Report for the Dolores Heap Leach Project in Mexico.
16.	Minefinders Corporation Ltd, Reno NV, (9 June, 2006), NI 43-101 Techinical Report on the Mineral Resource Estimate for the Dolores Property, Chihuahua Mexico

                                                                                                                                                                 Page 45 of 68

24. DATE

The effective date of this Technical Report is September 7, 2006

Signed:"Mark H. Bailey" Mark H. Bailey, MSc., P.Geo, QP

                                                                                                                                                                 Page 46 of 68

25.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

The following information is derived from the March 2006 KCA Feasibility Study. All inputs for the August 2006 pit design, mine plan, and reported reserves and are consistent with that document, with the exception that the resource model has been updated per the June 2006 NI 43-101 technical report, and the Material movement schedules have been updated to accommodate the updated mine design based on the updated resource, as discussed above. The same amount of material (ore and waste) is projected to be produced on an annual basis, with additional production accommodated by extending the mining life from 12 to 14 years. Additional changes have been made due to availability of new or updated information as follows:

Contracts: Contracts are now in place for a variety of items, which were not in effect at the time of the KCA Study. The contracts are industry norm construction and purchase agreements.

Permits: All major mine permits are now in place. The change of land use permit and the environmental permits had not yet been issued at the time of the KCA study, but were received in May 2006.

25.1 Mining Operations

The Dolores mine plan will provide ore to a crushing plant at the rate of 6.48 million tonnes per year or an average of 18,000 tonnes per day. The ore will be crushed and conveyed to the heap. Tables 19.2.4 and 19.2.5 show the mine production rate and annual crusher throughputs. Lower grade material is expected to be stockpiled in years of high production for processing at a later date if economic conditions permit.

The current operations model uses the same maximum annual production rates and crusher throughputs as were outlined in the KCA study. Accordingly no change in capital cost or manpower requirements is expected.

Table 25.1 shows the mine design and operating parameters. It is assumed that the mine will operate two 12-hour shifts per day, 7 days per week and 354 days per year (allowing for Federal holidays and weather delays). Four crews on rotation will work in the mine.

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Table 25.1 Mine Design and Operating Parameters

Pit Design Parameters

Interramp Slope Angle	52°
Haul Road Design	24m width (16m at pit bottom)
10% maximum grade
Dump Design	Angle of repose in lifts,
dozed to 2.5:1 for final reclamation
Operating Schedule
Available Days per Year D	365
Available Shifts per Day Shifts / d	2
Available Shifts per Year shifts / yr	730
Scheduled Operating Days / Year D	354
Scheduled Operating Shifts / Year shifts	708
Shift Duration Hrs	12
Available Time per Shift min	720
Lunch & Breaks Duration min	60
Equipment Inspection Duration min	10
Shift Change & Blasting Duration min	10
Fuel, Lube, & Service Duration min	10
Operating Delays per Operating Hour min / op hr	9
Operating Delays per Shift min / shift	94
Effective Minutes per Shift min	536

Material Characteristics

MAJORITY ROCK TYPES, ORE AND WASTE
Material – In Place Density Kg / bank m3	2,550
Swell % for equipment calculations %	40.0%
Swell Factor	* 0.714
Material Bulk Density, Dry Kg / m3	1,821
Moisture Content %	4.0%

LATITE ROCK TYPE, ORE AND WASTE
Material – In Place Density Kg / bank m3	2,420
Swell % for equipment calculations %	40.0%
Swell Factor	* 0.714
Material Bulk Density, Dry Kg / m3	1,728
Moisture Content %	4.0%

25.1.1 Equipment Selection and Requirements

No change has been made to the equipment selection and requirements for the August 2006 reserve estimation. The new estimation assumes that mining rates and throughputs are consistent with the schedule established by previous work, and that the additional material movement will be handled by extending the mine life. The mining rates and material movements in 19.2.4 are set based on the equipment limitations from the previous work, presented below:

In accordance with the Snowden report, the mining equipment is sized to accommodate the mine plan at a maximum mine production rate of 36 million tonnes per year or

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101,700 tonnes per day (assuming 354 operating days per year) over the approximate fourteen-year mine life. The 5m bench height block model was used for the reserve calculation and mine plan. As stated earlier, Snowden evaluated and reviewed the mine fleet equipment and determined that the selected equipment was suitable for mining up to a 10 meter bench height.

For the purpose of capacity and cost calculations, it has been assumed that the major mining equipment will be the equivalent of Hitachi EX 2500 hydraulic shovels, Caterpillar 992 loaders, Ingersoll Rand DM45/50 blasthole drills and Caterpillar 777 haul trucks. Support equipment includes track dozers, rubber tire dozers, excavator and graders along with smaller equipment for maintenance and other support activities.

Both ore and waste will be drilled and blasted on a 10m bench height using 165 mm diameter holes with spacing between holes of 5.9 m (Snowden). Ore will be selectively excavated using a 5 meter bench height. With swell, a 10m blasted bench will produce 2 x 6m benches for excavation. Ammonium nitrate mixed with fuel oil (ANFO) will be used for all blasting with a powder factor of 0.52 kg/BCM. The mining equipment requirements have been determined based on the operating schedule and shift duration shown on Table 25.1. Table 25.2 lists the mining and support equipment that has been selected, sized and evaluated for this plan. Table 25.3 shows the mobile support equipment for the plant and heap leach.

Table 25.2 Mine Major and Support Equipment Selection (Snowden)

Equipment	Initial No. Required	Maximum Required	General Specification
Blasthole Drill	1	3	IR DM45/50, Diesel
Hydraulic Shovel	0	2	Hitachi EX2500, 15 cu m bucket
Wheel Loader	1	2	Cat 992, 12 cu m, Rock Bucket
Haul Truck	4	19	Cat 777D, 60.5 cu m, 90 t, End Dump
Track Dozer	1	2	Cat D10T, Universal Blade, Ripper
Wheel Dozer	1	2	Cat 824H
Motor Grader	1	2	Cat 16G, 4.88 m
Water Truck	1	2	Cat 777C, 28,000 liter, used
Rock Drill	1	1	IR ECM780
Excavator	1	1	Cat 330CL, 2.4 cu m
Blasters Truck	1	1	Flatbed Truck, 2t
ANFO Truck	1	1	Bulk ANFO/Slurry, 16,000 kg
Fuel Truck	1	1	Fuel and Lube, 11,300 ltr
Blasthole Stemmer	1	1	Skid Steer Loader
Crane	1	1	Used, 60 t
Rough Terrain Crane Truck	1	1	Sterling LT8500 Flatbed w/ 25 t Crane
Mechanics Truck	1	1	Peterbilt 335 chassis, 7 t crane
Welders Truck	1	1	Peterbilt 335 chassis, 7 t crane
Tire Handler	1	1	Cat IT28 w/Tire Handler
Forklift	1	1	Hyster H100XM Shop Forklift
Forklift	1	1	Sellick SD-100
Rough Terrain Man Lift	1	1	Telescoping Boom, 30 ft
Man Lift	1	1	Scissors Lift, 30 ft
Crew Bus	1	1	20 – 30 Passenger Bus

Pickup Trucks,

Supervision & Eng.	8	8	Ford F250 4 wheel drive

                                                                                                                                                                 Page 49 of 68

Ambulance	1	1	Ford F250 chassis with AmbulanceBody
Communications	1	1	Repeater and one radio per equipment unit
Light Plants	5	5	6 kw Generator, Metal Halide Lamp
Mine Dispatch System	1	1	Infrastructure and all major units tied in Engineering
Computers and Software	1	1	Engineering, Drafting, Plotting
Surveying Equipment	1	1	GPS Surveying System Mine Maintenance
Computers and Software	1	1	Inventory Control, Planning

Table 25.3 Plant Support Equipment Selection

Equipment	Initial No. Required	Maximum Required	General Specification
Crane Truck	1	1	Sterling LT8500 Flatbed with 25 t Crane
Wheel Loader	1	1	Cat 988H
Track Dozer	1	1	Cat D8T/UBLD/Single Shank Ripper
Mechanics Truck	1	1	Peterbilt 335 chassis, 7 t crane
Welders Truck		1	Peterbilt 335 chassis, 7 t crane
Motor Grader	1	1	Cat 140H, 3.66 m
Backhoe Loader	1	1	Cat 420D, 1 cu m
Forklift	1	1	Hyster H100XM Shop Forklift

Pickup Trucks,

Supervision & Eng.	17	17	Ford F250 4 wheel drive
Flat Bed Truck	1	1	1 ton Truck
Bobcat	2	2

25.1.2 Mine Personnel

Manpower requirements are expected to be consistent on an annual basis with those outlined in the February 2006 study. Annual mining and material throughput rates will be consistent with the previously published work, and there should be little impact on average unit cost.

All personnel in the mine and mine maintenance departments will be Mexican nationals with the exception of an expatriate mine manager during the period from pre-production through year 2. In year 2, a national mine manager will be hired for the position and overlap with his expatriate counterpart during that year.

Mine operations and maintenance manpower complement has been estimated basted on a two 12 hour shift per day, seven day per week operation for all unit operations. Four crews will be required with two crews in camp at any point in time. Supervision, engineering personnel and the blasting crew are schedule to work an eight hour day (dayshift).

Mining Operations are projected at between 178 and 231 persons annually, with an average Maintenance / Ops ratio of .62. A summary of the life of mine manpower schedule is shown on Table 25.4.

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Table 25.4 Summary of Mine Manpower Requirements (Snowden Fleet Basis)

Area	Minimum	Maximum	Average

Supervision/Staff	17	18	18
Mine Eng./Geology	11	11	11
Mine Operations	86	122	102
Mine Maintenance	56	72	64
VS&A Allowance	7	11	9
Total – Mining	178	231	203
Ratio – Maint./Ops.	0.57	0.65	0.62

25.2 Recoverability

There is no change made to the recoverability assumptions in the August 2006 report, except that the two Manganese Latite material groups are combined (less than 3.5% of total material moved is in these two groups)

The Dolores ore has been shown to be amenable to cyanide heap leaching by metallurgical testing programs completed by McClelland Laboratories Inc. and the Colorado Minerals Research Institute. M3 completed a very thorough review of the metallurgical testing results. These results are detailed in their Feasibility Study and Technical Report. Additional details on recoverability can be found in these documents.

KCA used M3’s recommended recoveries for each ore type in the feasibility study after a detailed review of past and on-going metallurgical test work. In KCA’s opinion the recoveries and reagent consumptions used are justifiable.

Based on the interpretation of metallurgical testing results in M3’s Feasibility Study and Technical Report, KCA used the recoveries as shown in the following table in the feasibility study:

Table 25.5 Recoveries by Ore Type

Ore Type	Gold Recovery, %	Silver Recovery, %
Oxide – All Lithologies	79.0%	46.0%
Mixed – All Lithologies	79.0%	51.5%
Sulfide, Hi Grade – All Lithologies	65.0%	71.0%
Sulfide, Lo Grade – All Lithologies	56.0%	55.0%
Manganese Oxide – Latite	78.0%	21.0%
Manganese Mixed – Latite	78.0%	31.5%

Weighted Average –

Based on Feb 2006 Production Schedule	73.9%	51.3%

                                                                                                                                                                 Page 51 of 68

25.3 Markets

Johnson-Matthey Inc of Salt Lake City, Utah, is interested in receiving the gold- silver doré bars from Dolores. They provided a budget quote to refine the bars based on their typical contracts. Their budget quote is summarized as follows:

Treatment Charge:	$0.17 / oz net weight received
Refining Charge	$0.50 / oz fine gold
Terms:
Gold Return	99.75% of assayed contents
Silver Return	99.75% of assayed contents
Weighing Limits	Variance over 0.2% will be held pending agreement Settlement based on mean of assays if within splitting limits; if outside limits, then settled by umpire
Splitting Limits:	Gold at 0.25 parts per thousand; Silver at 2.5 parts per thousand

25.4 Contracts

No forward sales or derivatives contracts are currently in place for any metal from the Dolores project.

25.5 Environmental Considerations

Minefinders will reclaim the mine waste dumps by re-contouring the waste dump slopes to a 2.5:1 slope during normal operations. Mine waste dump reclamation costs are included in the mine operating costs. When leaching is completed, the ore on the leach pad will be allowed to drain down and solution quality will be monitored for compliance. Appropriate environmental action will be taken as solution quality during drain down is obtained. This could include rinsing, cyanide destruction, or microbial treatment to bring solutions into compliance. The pad will be “armored” with 0.5 meters of run of mine waste. Re-vegetation of the waste dumps and leach pad will be by applying seed bed preparation, seed, and fertilizer. An allowance of $1,500 / hectare has been included in the closure cost estimate for the revegetation cost. Other provisions for closure include pit area fencing, building and foundation demolition, an evapotranspiration cell (ET Cell), and ongoing monitoring.

There does not appear to be an acid rock drainage (ARD) issue with respect to waste rock disposal. The material was tested according to accepted industry practice and Mexican norms. Acid Base Accounting (ABA) showed that about 28% of the waste rock has a potential to generate acid with an ABA ratio of <1.2. A 20-week duration dynamic (humidity cell) test showed that only one of four composites made from ABA ratio <1.2 material generated a mildly acidic (pH = 5.8 leachate). That single composite represents only about 5.2 percent of waste material. The other three components made from ABA

                                                                                                                                                                 Page 52 of 68

ratio <1.2 generated neutral or near neutral leachate. The four waste dumps have ABA ratios of 11.2, 24.3, 16.8, and 14.2 with a global average ABA ratio of 16.1.

A reclamation bond is currently not required for mining operations in Mexico. The Land Use Change Study permit application addressed the remediation and reclamation parameters and this plan is part of the approved permit.

25.6 Taxes

There are four taxes that are of primary concern to the project: corporate tax, value added tax, diesel fuel tax, and import duties. There is also a minimum net assets tax, which is not applicable to the Dolores project. This minimum tax would be applied at 1.8% of the depreciated value of the project’s assets. The assets tax is generally levied against companies who pay no corporate taxes and who have revenues greater than 14.5 million pesos.

Corporate Tax. Corporate taxes are levied against corporate profits. These taxes have been declining in recent years, from 35% in 2002 down to 29% in 2006.

Value Added Taxes (IVA). The value added tax rate (IVA) is administered for the mining industry at 15% on all goods and services purchases, domestic and possibly imported. IVA is not applicable to the wages, salaries and benefits of employees.

IVA is recoverable as long as 100% of the product is exported. The IVA collected is placed in a tax credit account and is periodically reimbursed to the company, approximately every two months. IVA was not applied to the costs presented in the feasibility study.

Diesel Fuel Tax (IEPS). Mexico levies a general tax on the use of diesel fuel that varies monthly and by region. The price of fuel includes a tax of 60%, of which a percentage can be refunded. If the fuel is used off-road and in a qualifying project, the tax is refundable as a credit against corporate income taxes. Qualifying projects include those related to mining, fishing, and agriculture. The tax refund rate for the mining industry has traditionally been 35%; however, the refund can vary and has been at 0% in the recent past. It is believed that the reduction to 0% was an unusual occurrence and that the 35% refund rate will be common in the future.

The IEPS credit was not used in the cost analyses.

Import Duty. The PITEX program allow projects such as Dolores to import services, materials and supplies duty free and without incurring IVA charges. All duty-free materials and equipment have to be imported on a temporary basis, then exported at the end of the project, otherwise the duties will have to be paid. Consumables also qualify for the program if the final product is manufactured for export. If equipment is imported under the PITEX program, it will probably not qualify for immediate depreciation. MFL needs to evaluate the impact of the import duties on their corporate tax structure.

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There is a cost associated with administering the PITEX program. The costs can range from 2% to 3% of the equipment cost. The Dolores project assumed that the imported equipment would be charged a 2% fee and that all imported equipment would be exported. An updated quote on the pad and pond liners was obtained from a Mexican company and the import duties were included in this quote.

25.7 Capital and Operating Cost Estimates

The capital expenditures required for the project are summarized in Table 25.6. It is necessary to fund operating expenditures to cover the commissioning time period until the project is generating a positive cash flow. The costs are considered to have an accuracy of +/- 15%. Capital cost estimates are based on the purchase of new equipment and supported by recent budget quotes, bids and cost estimates scaled from similar recent projects.

Capital costs used for the August 2006 study are the same as for the previous work. There is no change made to the annual material movements or process throughput for the operation, so there is no change in the scale of the capital cost.

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TABLE 25.6 Capital Costs Summary

Facility Description	Capital Cost, US$

DIRECT FIELD COSTS
000 - General Site	$4,578,300
050 - Mine Development, Haul Roads & Equipment	$15,390,600
100 - Crushing - TNT Package	$22,385,500
150 - Heap Leach System	$11,295,100

200 - Fine Crushing & Ore Reclamation

(non-TNT only, other in TNT package Area 100)	$896,500
240 - Stacking	(incl. in TNT Package Area 100)
420 - Merrill Crowe - Lyntek Package	$4,458,700
510 - Smelting	(Incl. in Lyntek Package Area 420)
650 - Water Distribution System	$3,532,000

700 - Power Substations (removed)

750 - Power Distribution	$3,856,800
800 - Reagents (non-Lyntek only, other in Lyntek Package Area 420)	$3,500

900 - Ancillaries, Buildings & Equipment                                               $13,084,700

SUBTOTAL DIRECT FIELD COSTS	$79,481,700

INDIRECT FIELD COSTS
Indirects and MFL Owners Costs	$4,829,300
Shipping and Import Fees	$2,195,100
Spare Parts	$2,226,700
Working Capital (60 days operation)	$6,334,000
Initial Fills	$1,538,100
Contingencies	$9,701,400

EPCM (Excluding Mine)                                                                        $5,707,200

SUBTOTAL INDIRECT FIELD COSTS $32,531,800

TOTAL CAPITAL COSTS, US$ (Year 0)	$112,013,500

Plus Mine Equipment Capital Costs, US$ (Year 1)†                               $19,965,400

TOTAL CAPITAL COSTS, US$ (Year 0 and Year 1)	$131,978,900

Totals may not sum due to rounding. IVA taxes are refundable and are not included. Indirect and Owners Costs were combined at Minefinders request. † Added to Year 0 capital at Minefinders’ request

Operating costs for the project have been estimated from a zero base, using, where possible, project specific staffing, salary, wage, and benefit requirements; unit consumption of materials, supplies, power, and water; and delivered supply costs.

Mining fleet utilization and fleet requirements were based on Snowden’s evaluation. Costs were developed by Minefinders’ and based on IMC’s Conservative Optimization Basis of Cost and a review of equipment utilization rates of nine domestic and overseas mine projects provided by Minefinders.

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The initial pre-strip was reduced due to the reduced need for fill material in the process, haul road, and administration areas. This material will be mined in year one.

The operating costs have been estimated and presented without added contingency allowances. The operating costs are updated with the latest available information as of January 2006. The mining, processing, general and administrative operating costs are considered to have an accuracy range of +/- 15%. Unit operating costs are summarized in Tables 25.7 and 25.8.

Operating costs have not been changed for the August 2006 reserve update. While there is some increase in pit depth, and material moved over the life of the mine, which had the potential to increase haul distances and thus mining cost, the new pit configuration has an additional exit which will shorten average haul distances for the southern end of the pit. The net impact on overall mining cost is expected to be negligible. All other operating costs are expressed on a per tonne basis, and are expected to scale proportionally to the additional tonneage.

Table 25.7 Operating Cost Summary by Section

Life-of-mine Average
Cost per Tonne
Labor (excludes mine and G&A)	$0.150
Mining	$3.532
Crushing	$0.656
Stacking	$0.174
Heap Leach	$0.221
MC and Refining	$0.426
Reagents	$1.078
Laboratory	$0.079
Support	$0.017

G&A                                                                                           $0.535

Total, US$/tonne	$6.869

Table 25.8 Operating Cost Summary by Area

Life-of-mine Average
Cost per Tonne
All Labor (excluding mine)	$0.15
Mining (includes labor)	$3.53
Process	$2.56
Support	$0.10

G&A                                                                                             $0.53

Total, US$/tonne	$6.87

Note: These costs are based on a diesel fuel price of US$0.50/liter delivered and do not include IPES tax credit.

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Total reclamation and closure costs are approximately US$ 9.5 million or about US$ 0.13 per tonne crushed. This is not included in the operating cost estimation, but is included in the cash flow calculation. Doré shipping and refining costs are not included in the above operating costs, but are included in the cash flow model.

The project is expected to employ a total of approximately 345 people at the height of project operations, of which approximately 85% will be hourly and 15% will be salary. With the exception of the General Manager, Mine Manager and the Chief Accountant, who will be expatriate employees, the salaried and hourly workforce will be recruited locally. The expatriate Mine Manager will be replaced by a Mexican national in year 3. Areas where particular expertise and experience are required will be recruited nationally. Most of the workforce is expected to originate in the local regions.

25.8 Economic Analyses

Detailed Economic Analyses have not been completed for this updated reserve estimation and material movement plan. The change in reserves from the KCA May 2006 Feasibility does not materially impact the project economics, with regard to capital costs, operating costs and G&A costs. The project economics from the May 2006 Feasibility report remain valid and are the basis for the construction and operation of the Dolores mine. The object of this report was to update the reserve basis for the project using the economic input parameters from the KCA May 2006 Feasibility, and incorporating the June 2006 resource update into the Company’s on going mine plan optimization.

The economic analysis of the previous reserve model was reported as part of the KCA Feasibility report, which resulted in the conclusions stated below.

Capital cost for the project is estimated at US$ 132.0 million initially, with US$ 29.0 million in sustaining capital required over the life of the mine. Assuming a base case gold and silver price of US$ 475 and US$ 7.50 per ounce, respectively, the project has a pre-tax NPV of US$ 232 million at a 5% discount rate and an IRR of 28.9%. The pre-tax NPV at a 10% discount rate is US $137 million.

In accordance with the reporting standards developed by The Gold Institute, production cost is calculated as “Total Cash Cost” and “Total Production Cost”. Unit operating cost will vary by year depending on the mine area, pit-stripping requirements, and ore type being processed. The Average Cash Operating Cost over the life of mine is estimated to be US$ 7.06 per ton of ore processed or US$ 224 per ounce gold (equivalent) produced. Average Total Cash Cost over the life of mine is estimated to be US$ 7.48 per ton of ore processed or US$ 238 per ounce gold (equivalent) produced. The Average Total Production Cost over the life of the mine is estimated to be US$ 9.61 per ton of ore processed or US$ 305 per ounce gold (equivalent) produced.

Operating costs, including mining, process and support are estimated to be US$ 6.87 per tonne of ore. Doré shipping, insurance and refining costs vary, but average about US$ 6.04 per equivalent ounce gold. Reclamation and closure and equipment salvage values

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are included in the cash flow estimates. Royalty payments, mining concession and mining claim fees are also included in the cash flow. KCA has included an estimated end-of-project salvage value based on 10% of equipment/vendor package supply costs.

To estimate the relative strength of the project, base case sensitivity analyses (at US$ 475 per troy ounce gold and US$ 7.50 per troy ounce silver) were completed analyzing the effect on project economic indicators of variations in revenue generated by the project (changes in gold and silver price, gold and silver recovery, and/or ore grade), the capital cost of the project, and operating costs. With regard to revenue sensitivity, increases in grade or recovery will result in more gold/silver produced. This would cause a small increase in the Cash Operating Costs (total dollar amount) due to added operating expense to recover/produce the additional ounces. This is not taken into account in the sensitivity analysis for revenue, but is a minor effect.

The economic indicators chosen for sensitivity evaluation are the internal rate of return (IRR) and NPV at 5% and 10% discount rates. The results of the sensitivity analyses indicate the project is, as most projects are, most sensitive to revenue, that being gold and silver price, ore grade, and/or recoveries.

Revenue – the gold revenue is the steepest curve and, therefore, the most sensitive curve. Since all of the other sensitivities have more horizontal curves, the IRR’s (NPV’s at 5%, 10%) will fall within the 19.8% (US$ 139 million, US$ 69 million) to 37.8% (US$ 325 million, US$ 205 million) range for a ±20% variation in the base case gold price.

Operating/Capital Costs - A review of changes in operating and capital cost over a ±20% range also show similar sensitivities. A 20% drop in operating cost improves the IRR (NPV’s at 5%, 10%) to approximately 36% (US$ 305 million, US$ 191 million). Conversely, a 20% increase in operating costs lowers the IRR (NPV’s at 5%, 10%) to approximately 22% (US$ 158 million, US$ 83 million). Changes in capital cost show similar results.

A review of the sensitivities shows a sustainable, viable project at either end of the ±20% variance range on a before-tax and NPV basis. The project is not negatively impacted to the point to threaten sustainability within these sensitivity ranges. A review of the Au equivalents, IRR, and NPV indicates a project that is highly leveraged to gold and silver price fluctuations.

25.9 Payback

Estimated time to payback is about 3.2 years at no imputed interest.

25.10 Mine Life

Mining will occur over a period of approximately 14 years after the pre-production period based on the current reserves and processing rate. Leaching and gold/silver recovery will continue well past Year 14 due to the placement and heap-leaching of the

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stockpiled low-grade reserves, as well as continued leaching of the previously placed heaps.

26.0	Illustrations

26.1	Location map showing Dolores in the State of Chihuahua Mexico

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26.2	Access roads to Dolores showing claim location and new access road from Yapachic

DOLORES SITE
DOLORES POWERLINE
DOLORES ACCESS ROAD

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26.3	Dolores Claim map

DOLORES

NAME	TITLE NO.	CLAIM TYPE	EXPIRES	HECTARES
DOLORES	221593	EXPLOITATION	03-MAR-2054	22,914.42
SILVIA	217587	EXPLOITATION	20-AUG-2052	2,865.65
ALMA MARIA	191728	EXPLOITATION	18-DEC-2041	6.00
REAL CANANEA	184981	EXPLOITATION	12-DEC-2039	394.00
REAL CANANEA UNO	184982	EXPLOITATION	12-DEC-2039	179.78
SAN JUDAS TADEO	184983	EXPLOITATION	12-DEC-2039	150.00
AMPLIACION REAL CANANEA	184984	EXPLOITATION	12-DEC-2039	350.22
AMPLIACION REAL CANANEA UNO	184985	EXPLOITATION	12-DEC-2039	360.00
AMPLIACION REAL CANANEA DOS	184986	EXPLOITATION	12-DEC-2039	480.00
			TOTAL	27,700.07

SILVIA
SAN JUDAS TADEO
AMP. REAL CANANEA
AMP. REAL CANANEA UNO
SILVIA
REAL CANANEA UNO
ALMA DE MARIA
REAL CANANEA
TOWN SITE
CAMP
JUAN LUIS RANCH
AMP. REAL CANANEA DOS
DOLORES
1250 625 0 1250 2500
SCALE IN METERS

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26.4	Dolores Geologic map

North
PRIMARY LITHOLOGY
Post-Mineral Volcanics
Latite Pyroclastics
Breccia Pipe
Latite Intrusives
Diorite Intrusive
Andesite Volcanics
ALTERATION TYPES
Brecciation
Silicification
Argylization
North Dome
Central Dome
Area of Main Drilling & Resource
500 meters

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Appendix A: Composite Histograms and Probability Plots

Gold, Real value in PPB, HG & LG zone composites.

Silver, Real value in ppm, HG & LG zone composites.

                                                                                                                                                                 Page 63 of 68

Gold, Real value in PPB, HG & LG zone composites.

Silver, Real value in ppm, HG & LG zone composites.

                                                                                                                                                                 Page 64 of 68

Gold, Real value in PPB, HG & LG zone composites.

Silver, Real value in ppm, HG & LG zone composites.

                                                                                                                                                                 Page 65 of 68

Appendix B: Variography

All Gold Composites, Along Strike

All Gold Composites, Down Dip

                                                                                                                                                                 Page 66 of 68

All Gold Composites, Across Strike

HG & LG Gold Composites, Indicator Variogram at 1.0 gpt cutoff, Along Strike.

                                                                                                                                                                 Page 67 of 68

HG & LG Gold Composites, Indicator Variogram at 1.0 gpt cutoff, Down Dip.

HG & LG Gold Composites, Indicator Variogram at 1.0 gpt cutoff, Across Strike.

                                                                                                                                                                 Page 68 of 68

CERTIFICATE OF QUALIFIED PERSON

As a qualified person responsible for the report titled “Technical Report on the Mineral Resource Estimate for the Dolores Property, Chihuahua, Mexico” having an effective date of September 7, 2006, as revised November 7, 2006 (the “Technical Report”) to which this certificate applies, I, Mark H. Bailey, do hereby certify that:

1.	I am the President, Chief Executive Officer and a director of Minefinders Corporation Ltd. (the “Issuer”) of 2288 - 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3.
2.	I graduated with a M.Sc. in Geology from Oregon State University 1979. I graduated with a B.Sc. in Geology from the University of Washington 1976.
3.

I am a registered professional geologist in good standing in the state of Washington, License #1286 and a member of the Society of Economic Geologists, the Geological Society of America, the Northwest Mining Association and the Prospectors and Developers Association.

4.

I have been active since April 1976 as a working geologist in the minerals exploration business. I was a senior exploration geologist with Exxon for eight years from 1976 through September 1984. I have been a practicing consulting geologist since 1984 and held senior positions with several international exploration companies. I have been the President and Chief Executive Officer of the Issuer since July, 1995.

5.

My most recent personal inspection of the Dolores Property was on June 14, 2006 and lasted four days. Prior to this visit, I was on the Dolores Property on several occasions in 2005, the last being in November for a period of three days.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.	I am responsible for all of the sections of the Technical Report.
8.	I am not independent of the Issuer as described in section 1.4 of NI 43-101 by virtue of the fact that I am the President, Chief Executive Officer and a director of the Issuer.
9.	I have extensive prior involvement with the property that is the subject of the Technical Report.
10.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

11.

I have read NI 43-101 and Form 43-101F1, and certify that the sections of the Technical Report for which I am responsible as a qualified person have been prepared in compliance with that instrument and form. I further certify that as of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report, contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading, as of its effective date.

Dated this 7th Day of November, 2006.

“Mark H. Bailey”

Mark H. Bailey

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date November 07, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director